UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

CIK # 878518

as at January 28, 2010

TASEKO MINES LIMITED
800 West Pender Street, Suite 1020
Vancouver , British Columbia
Canada V6C 2V6

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or
Form 40-F.

Form 20-F...X.... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No .....

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By: /s/ Russell E. Hallbauer
Director and Chief Executive Officer

Date: February 1, 2010

Print the name and title of the signing officer under his signature.

800 West Pender Street, Suite 1020
Vancouver , British Columbia
Canada V6C 2V6
Tel: 604-684-6365
Fax: 604-684-8092
www.tasekomines.com

TASEKO APPOINTS NEW DIRECTOR

January 28, 2010, Vancouver, BC - Ronald Thiessen, Chairman of the Board of Taseko Mines Limited (TSX: TKO; NYSE Amex: TGB) ("Taseko" or the "Company") is pleased to announce the appointment of Richard Mundie to Taseko's Board of Directors.

Mr. Mundie, a Chartered Accountant in the Province of British Columbia, held a number of senior executive positions during a 25 year career with Cominco and Teck Cominco (now Teck Resources). In his roles with Teck, he was instrumental in developing strong business relationships with an international customer base composed of diverse economies such as India, Asia, Europe and the Americas.

As Director of Business Development for Cominco, he was responsible for mergers, acquisitions and divestitures, and as Vice President, Commercial for Teck Cominco, he was tasked with marketing mineral products throughout Europe, the United States and Asia. Mr. Mundie was also the lead negotiator on the extension of the Northeast coal contracts for the Bullmoose and Quintette Mines and as well he was responsible for marketing the metallurgical coal production for the Elkview Mine, while production grew from 2.5 million to 6 million tonnes per annum prior to the formation of the Fording Income Trust of which Elkview became a key asset.

From 2005 to 2007, Mr. Mundie was Teck's Vice President, Asia Affairs and Chief Representative (China) where he was active in the global mining community and participated in several joint ventures to build stronger relationships with the Chinese government.

For further information on Taseko, please visit the Company's website at www.tasekomines.com or contact:

Brian Bergot, Investor Relations - 778-373-4545, toll free 1-800-667-2114

Ronald W. Thiessen
Chairman

No regulatory authority has approved or disapproved of the information contained in this news release.